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FEB 28 2017
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47891

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18191 Von Karman Avenue, Suite 300
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rodney Ishioka (949) 270-9327
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, Suite 2601 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin A. Shields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Griffin Capital Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

______________________________ ______________________________
Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 17 day of FEBRUARY, 20 17,
Date *Month* *Year*
by
(1) KEVIN A. SHIELDS
(and (2)______________________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________________________
Signature of Notary Public

GINA M. ADLER
Commission # 2110705
Notary Public - California
Los Angeles County
My Comm. Expires May 24, 2019

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________ Document Date: ____________

Number of Pages: _____ Signer(s) Other Than Named Above: ______________________

©2014 National Notary Association • www.NationalNotary.org • 1-800-US NOTARY (1-800-876-6827) Item #5910

GRIFFIN CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2016

CONTENTS

bbd

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Griffin Capital Securities, LLC

We have audited the accompanying statement of financial condition of Griffin Capital Securities, LLC (the ***"Company"***), as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial position is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Griffin Capital Securities, LLC, as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
February 27, 2017

GRIFFIN CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$	3,740,434
Investment in Corporate Owned Life Insurance		5,252,321
Accounts Receivable		124,941
Due from Member		1,207
Prepaid Expenses and Other Assets		836,820
TOTAL CURRENT ASSETS		9,955,723
PROPERTY AND EQUIPMENT (Net)		102,195
TOTAL ASSETS	$	10,057,918

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Other Liabilities	$	1,240,379
OTHER LIABILITY:		
Deferred Compensation		5,109,235
TOTAL LIABILITIES		6,349,614
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		3,708,304
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	10,057,918

The Accompanying Notes are an Integral Part of These Financial Statements

GRIFFIN CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF BUSINESS

Griffin Capital Securities, Inc. (together with any successor entities, the Company) was incorporated in California on June 26, 1991 and on November 1, 2013 became a wholly owned subsidiary of Griffin Capital Corporation (Griffin). Through a series of transactions undertaken by Griffin in the latter half of 2015, Griffin Capital Securities, Inc. merged with and into Griffin Capital Securities, LLC, (GCS or the Company), a Delaware limited liability company, formed on September 28, 2015 for the sole purpose of carrying on the business of Griffin Capital Securities, Inc. following the merger. GCS, the surviving company, is primarily engaged in the business of brokering securities. Griffin Capital, LLC is the sole member of the Company and Griffin is the sole member of Griffin Capital, LLC.

The Company has been engaged to distribute the following funds, all of which are sponsored or co-sponsored by Griffin:

On June 20, 2014, the Company entered into a dealer manager agreement with Griffin Capital Essential Asset REIT II, Inc. (GCEAR II) as the exclusive dealer manager in connection with the distribution of the shares of common stock pursuant to a public offering. GCEAR II's registration statement was declared effective by the Securities and Exchange Commission ("SEC") on July 31, 2014, at which time the Company commenced providing services pursuant to the dealer manager agreement. On Janaury 20, 2017, GCEAR II ceased offering shares in its public offering and terminated the dealer manager agreement in accordance with the terms of the agreement.

On June 30, 2014, the Company entered into a wholesale marketing agreement with ALPS Distributors, Inc. (Distributor). Previously, on June 23, 2014, the Distributor entered into a distribution agreement with Griffin Institutional Access Real Estate Fund (GIREX), a publicly-registered closed-end interval fund. GIREX commenced operations on June 30, 2014.

On December 11, 2014, the Company entered into a dealer manager agreement with Griffin-Benefit Street Partners BDC Corp., (BDC) as the exclusive dealer manager in connection with the distribution of the shares of common stock pursuant to a public offering. The Company commenced providing services pursuant to the dealer manager agreement on January 20, 2015, upon the SEC declaring the registration statement effective. On March 15, 2016, BDC ceased offering shares in its public offering.

On February 16, 2016, the Company entered into a dealer manager agreement with Griffin American Healthcare REIT IV (GAHR IV) as the exclusive dealer manager in connection with the distribution of the shares of common stock pursuant to a public offering and commenced providing services on this date.

On February 24, 2016, the Company entered into a dealer manager agreement with Griffin Capital Development Partners Fund I (GCDP) as the exclusive dealer manager in connection with the distribution of units of membership interests (the "units"), in a Delaware limited liability company, pursuant to a Confidential Private Placement Memorandum of GCDP dated February 24, 2016. The Company commenced providing services pursuant to the dealer manager agreement on February 24, 2016.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

On October 12, 2016, the Company entered into a dealer manager agreement with Phillips Edison Grocery Center REIT III, Inc. (PECO III) as the exclusive dealer manager in connection with the distribution of the shares of common stock pursuant to a Confidential Private Placement Memorandum of PECO III dated October 12, 2016. The Company commenced providing services pursuant to the dealer manager agreement on October 12, 2016.

On January 17, 2017, the Company entered into a wholesale marketing agreement with ALPS Distributors, Inc. (Distributor). Subsequently, on January 19, 2017, the Distributor entered into a distribution agreement with Griffin Institutional Access Credit Fund (Credit Fund), a publicly-registered closed-end interval fund. Credit Fund is expected to commence operations during the first quarter of 2017.

The Company operates under the provisions of Paragraph (K)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

(b) USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

(c) CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents. The carrying value of cash and cash equivalents at December 31, 2016, approximates its fair value.

The Company maintains its cash in a bank deposit account, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(d) ACCOUNTS RECEIVABLE

Accounts receivable are recorded when accrued and represent claims against third parties that will be settled in cash. The carrying value of accounts receivable, net of the allowance for doubtful accounts, if any, represents their estimated net realizable value. The allowance for doubtful accounts, if any, is estimated based on historical collection trends, the age of outstanding accounts receivable and existing economic conditions. If events or changes in circumstances indicate that a specific accounts receivable balance may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past due receivable balances are written-off when internal collection efforts have been unsuccessful in collecting the amount due. The Company did not record an allowance for doubtful accounts as of December 31, 2016.

(e) FAIR VALUE MEASUREMENTS

The Company adopted Accounting Standard Codification (ASC) 820, "*Fair Value Accounting*", for those assets (and liabilities) that are re-measured and reported at fair value at each reporting period.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets (or liabilities). Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset (or liability) and include situations where there is little, if any, market activity for the asset (or liability).

As of December 31, 2016, the Company's assets and liabilities subject to the provisions of ASC 820 included cash and cash equivalents, investments in corporate owned life insurance, accounts receivable, accounts payable, deferred compensation liability and other liabilities, and the carrying amounts for each asset and liability approximated fair value.

(f) PROPERTY AND EQUPMENT

Property and equipment are stated at cost net of accumulated depreciation, which is provided by using the straight-line method over the estimated useful life of two to seven years.

(g) DEFERRED RENT

The Company recognizes free rent periods and escalating rent provisions on a straight-line basis over the term of the lease. As of December 31, 2016, the deferred rent liability totaled $41,066, which is included in accounts payable and other liabilities.

(h) REVENUE AND EXPENSE RECOGNITION

Net commission revenues are earned when the sales of common stock have been executed. Sales commission and, in some instances, a marketing reallowance are disbursed to participating broker-dealers, resulting in net commission revenue in the accompanying statement of operations. Direct sales commission and marketing reallowance expense totaling $34,044,313, is deducted from gross sales commissions to derive Commission Revenue on the statement of operations.

(i) INCOME TAXES

The Company is a limited liability company, with Griffin Capital, LLC as the sole member ("Member"). A single member limited liability company is considered to be a disregarded entity for Federal Income Tax purposes. Thus, the taxable income or loss of the Company is reflected on the tax return of the Member. The Company, however, is subject to Franchise Taxes and Limited Liability Company Fees.

In accordance with the accounting pronouncement, Accounting for Uncertainty in Income Taxes, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2013 and state examinations for the years before 2012.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) SUBSEQUENT EVENTS

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2016 for items that could potentially be recognized or disclosed in these financial statements.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Office Furniture	$ 98,509
Office and Computer Equipment	124,132
Leasehold Improvements	79,543
TOTAL	302,184
Less: Accumulated Depreciation	(199,989)
NET PROPERTY AND EQUIPMENT	$ 102,195

Depreciation expense for the year ended December 31, 2016 was $38,966.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company entered into a three year operating lease agreement with Griffin for use of certain equipment. The lease expires in August 2018.

Effective September 1, 2013, the Company entered into an operating lease agreement with American Healthcare Investors, LLC (AHI), the co-sponsor of GAHR IV, to sub-lease the use of office space in Irvine, California. The lease expires in August 2018.

The Company is obligated under these related party operating leases as follows:

Year Ending December 31	Equipment	Office	Total
2017	79,542	131,930	211,472
2018	59,656	89,714	149,370
TOTAL	$ 139,198	$ 221,644	$ 360,842

For the year ended December 31, 2016, the total related party rent expense was $156,141 and is included as a component of general and administrative expenses on the statement of operations.

During the year ended December 31, 2016, the Company paid certain expenses on behalf of Griffin. The amount due from Griffin as of December 31, 2016 was $1,207, which amount was paid in February 2017.

During the year ended December 31, 2016 , Griffin also provided the Company with certain general and administrative services. Griffin does not require the Company to provide compensation for these services.

NOTE 4 - DEFERRED COMPENSATION PLAN

(a) DEFERRED COMPENSATION

In 2014, the Company began to offer a deferred compensation plan (the "Plan") to certain employees that earn commission compensation. The Plan allows for participants to defer up to a maximum of 50.0% of total commissions earned during a Plan year, unless the plan documents are amended accordingly. Distributions from the Plan will occur on the first day of the fifth anniversary of the year of deferral, or separation of service, death, disability or change in control of the Company ("Payout Event"). These distributions will be paid within 90 days of the Payout Event.

Pursuant to the Plan, the Company will make an additional contribution upon the participant achieving a minimum contribution percentage of total commissions earned, which amount will be calculated and credited in the year subsequent to the plan year. The Company's additional contribution will vest over a four year period, beginning on January 1 of the year the additional contribution is made, with no vesting in the first year, and one-third for each year thereafter, to the extent the participant remains in service during the vesting year. The Company will accrue the additional contribution over the four year vesting period. The company contribution will be distributed on the fourth anniversary of the first day of the year for a given company contributions, and will be paid within 90 days of a Payout Event.

As of December 31, 2016, the Company had incurred a cumulative deferred compensation liability of $5,109,235, including $595,181 of contributions during 2016. As commissions earned are paid in arrears, additional deferred compensation contributions of $20,162 were made on January 13, 2017, which apply to commissions earned and accrued in 2016. During 2016, the deferred compensation liability is adjusted for distributions, unrealized gains and losses and monthly accruals of the company contribution. During 2016, the Company processed distributions in the amount of $476,439 for former participants.

The Company measures the deferred compensation liability at fair value. The Company implemented accounting standards which define fair value for those assets and liabilities that are re-measured and reported at fair value at each reporting period. These standards establish a single authoritative definition of fair value, sets out a framework for measuring fair value based on inputs used, and requires additional disclosures about fair value measurements. These standards apply to fair value measurements already required or permitted by existing standards. The fair value of the deferred compensation liability is determined by Level 2 inputs, utilizing data points that are observable such as quoted prices, interest rates and yield curves.

Balance at January 1, 2016	$ 4,434,630
Contributions	595,181
Distributions	(476,439)
Gain/(Loss)	292,681
Company Match	263,182
BALANCE AT DECEMBER 31, 2016	$ 5,109,235

NOTE 4 - DEFERRED COMPENSATION PLAN – (continued)

(b) INVESTMENT IN CORPORATE OWNED LIFE INSURANCE

For purposes of matching the deferred compensation liability, the Company secured corporate owned life insurance (COLI) contracts. The COLI contracts are associated with certain investment funds in which both the participant and the Company may allocate deferred compensation and COLI premiums, respectively. The plan documents do not require the Company to fund the liability until a Payout Event occurs, as discussed above. The Company, however, paid COLI premiums in 2016 in the amount of $1,235,785, to fund the deferred compensation liability.

The insurance policies are recorded at their net cash surrender values, as reported by the issuing insurance companies. The valuation of these investments can fluctuate depending on changes in market interest rates and equity values. The net changes in market valuation and normal insurance expenses are reflected in the accompanying income statement. The net effect of these changes in 2016 resulted in an expense of $13,798. The investment in corporate owned insurance balance was $5,252,321 as of December 31, 2016.

NOTE 5 - EMPLOYEE BENEFIT PLAN

Employees of the Company are eligible to participate in the Griffin Capital Corporation 401(k) plan, upon achieving certain eligibility requirements. Employees may elect to contribute up to 100% of their pre-tax annual compensation, as defined in the plan and subject to IRS imposed limitations. The Company made a matching contribution of $234,583 for the year ended December 31, 2016.

Pursuant to the plan, the Company will make employer matching contributions equal to 50% of the first 6% of elective contributions. The employer match contributions, along with earnings, is subject to the following vesting schedule:

Years of Vesting Services	Percent Vested
Less Than 2	0%
2 But Less Than 3	20%
3 But Less Than 4	40%
4 But Less Than 5	60%
5 But Less Than 6	80%
6 or More	100%

NOTE 6 – COMMITMENTS AND CONTINGENCIES

(a) LITIGATION

In the ordinary course of doing business, the Company may become involved in various lawsuits. Some of these proceedings may result in judgments being assessed against the Company which, from time to time, may have an impact on operating results. The Company does not believe that these proceedings, individually or in the aggregate, are material to its business or financial condition.

(b) OPERATING LEASE

Effective May 1, 2015, the Company entered into an operating lease for the use of office space in Phoenix, Arizona. The lease expires in August 2018.

NOTE 6 - COMMITMENTS AND CONTINGENCIES – (continued)

The Company is obligated under this third party operating lease as follows:

Year Ending December 31	Total
2017	203,442
2018	150,234
TOTAL	$ 353,676

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital at all times and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Further, the rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $2,085,962 and a ratio of aggregate indebtedness to net capital of 0.59 to 1.

NOTE 8 - FINANCIAL SUPPORT

The accompanying financial statements have been prepared assuming that the Company will continue to receive financial support. As of December 31, 2016, the company has an accumulated deficit of $49,795,074, which is largely offset by financial support in the form contributions from past stockholders and Griffin. Management believes that it can continue to obtain additional capital investments to adequately fund future operations of the Company.

GRIFFIN CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2016